SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 07 February 2006


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------






press release

February 7, 2006


                  BP REPLACES RESERVES FOR 13th YEAR IN A ROW

BP has replaced its annual production for the 13th consecutive year, chief executive Lord Browne announced today.

He said the company had replenished reserves by 100 per cent on a UK reporting basis and 95 per cent under SEC rules which take account of year-end prices, giving it a proven reserve base of over 18 billion barrels of oil and gas equivalent at end-2005.

On top of proven reserves, BP also added nearly 2 billion new barrels to its non-proven resource base last year, taking it to a total of 41 billion barrels, of which the company expects to convert some 11 billion barrels into proven reserves by 2010.

Previewing a strategy update to the financial community, Browne said BP had increased oil and gas production by an average of 4.4 per cent a year since 2000
- the fastest growth rate of the supermajors.

Assuming a $40 oil price, output for this year is expected to be between 4.1 million and 4.2 million barrels a day. With more than 20 new projects due on stream in the next three years, and assuming the same level of oil price, the annual rate of increase should continue at some 4 per cent through to 2010, he said.

"Based on our proven track record, we should add an extra 10 billion barrels to our resource base from our existing exploration portfolio. It is the quality and magnitude of this resource that underpins our expectation of continued strong growth in output beyond 2010."

Dividends and share buybacks combined totalled some $19 billion for 2005 and Browne said BP's dividend policy remained unchanged, as did its target to return to shareholders all free cash flows in excess of investment and dividend needs. "Between 2003 and 2005 we distributed a total of $40 billion to our shareholders, some $19 billion in dividends and $21 billion in share buybacks.

"Our estimates, looking forward, have to be based on assumptions about the oil price, refining margins and so on. But under the same set of conditions as we actually experienced between 2003 and 2005, with the Brent oil price at about $41 a barrel, the amount of expected future cash distribution between 2006 and 2008 would be about $50 billion. At an oil price of $60 a barrel, this could rise to around $65 billion."

Browne said that for the past five years BP had reinvested at a proportionally higher level than its peers. From 2003 to 2005, the reinvestment rate was 65 per cent of operating cash flow, compared with 54 per cent on average for the peer group.

Expected capital spend for this year is some $15 billion, rising to some $16 billion in 2008. The upstream business expects to invest around $11 billion in 2006, versus $10 billion last year. TNK-BP capex is expected to rise from $1.8 billion to $2.5 billion.

A planned doubling of refinery investment to $1.5 billion a year for the next three years would improve margins, operating flexibility and the reliability of plant. The Texas City refinery is scheduled to re-start production this quarter after a four-month shutdown. The adverse impact of the closure is estimated at between $600 million and $800 million for the first quarter of this year, depending on the actual start-up date and prevailing margins, but this will diminish through the year as output rebuilds.

Elsewhere in the downstream business new cost-efficiency programmes, including a 10 per cent reduction in unit cash costs in marketing, are aimed at delivering savings of some $500 million by 2008.

The Group's end-year gearing stood at the unusually low level of 17 per cent as a result of the $8.5 billion proceeds from the sale of Innovene but would return to the target range of between 20 and 30 per cent.

Browne said he envisaged divestments of around $3 billion a year on an ongoing basis as BP continued to upgrade its portfolio.

He said he expected the world economy to grow at around 3 per cent in 2006, the same rate as last year, with global oil demand remaining robust. "OPEC's market share is likely to remain largely intact along with its ability to deliver its price objectives. The vulnerability to a significant supply disruption is also expected to remain high.

"This backdrop is why we believe there is good medium term support for prices to average above $40 a barrel - presuming, of course, that there is no sustained major downturn in demand which could result from a deep and long global slowdown."

Browne said the near-term operating environment for the Group looked very favourable. "We have considerable momentum going forward and our strong incumbent resource and asset base underpins our distinctive growth prospects. Our focus is on translating this strong environment and growth into delivery of cash which we intend to return to our shareholders."


                                    - ENDS -

                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated:  07 February 2006                      /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary